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                           January 26, 2023

       Karl Brenza
       Chief Executive Officer
       Mars Acquisition Corp.
       Americas Tower
       1177 Avenue of The Americas
       Suite 5100
       New York, NY 10036

                                                        Re: Mars Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 9,
2022
                                                            File No. 333-265240

       Dear Karl Brenza:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your responses to prior comments 2 - 5 and 8 - 9. We further note your cover page disclosure that
your Sponsor, a company based in the British Virgin Islands, is
                                                        "controlled by non-U.S.
persons" and your statement on page 10 that the Sponsor is
                                                        "managed by" your
Chairman, Mr. Huang. Please revise to clarify whether your Sponsor is controlled by more
than one person, and if so, whether anyone who controls or shares control over the
Sponsor is located in or has significant ties to China, Hong Kong or
                                                        Macau. We may have
further comment.
 Karl Brenza
Mars Acquisition Corp.
January 26, 2023
Page 2

       You may contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551- 3625
with any questions.



                                                       Sincerely,
FirstName LastNameKarl Brenza
                                                       Division of Corporation
Finance
Comapany NameMars Acquisition Corp.
                                                       Office of Real Estate &
Construction
January 26, 2023 Page 2
cc:       Fang Liu, Esq.
FirstName LastName